

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

<u>Via E-mail</u>
Steven Allen Friedman
President, Chief Executive Officer and Director
Realco International, Inc.
17 Meromei Hasodeh Street
Kiryat Sefer, Modiin Illit, Israel

> **Re: Realco International, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed June 24, 2014**
> **File No. 333-194811**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 and it appears that you have deleted your accounting policy disclosure related to organization costs within the notes to your financial statements. Please disclose your accounting policy for both organization and offering costs and disclose the total amount of organization and offering costs incurred as of the most recent balance sheet date all within the notes to your financial statements.

<u>Financial Statements</u>

<u>Contents, pages 34 and 35</u>

2.   Please update the dates in your table of contents such that they are consistent with the actual periods included within your financial statements.

Exhibit 23.1

3.   Please include an updated consent from your auditors in an amended filing on Form S-1. The updated consent should include the appropriate date of the auditors' report and the appropriate financial statement periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Steven Allen Friedman
Realco International, Inc.
July 3, 2014
Page 3

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Stacie Gorman, Senior Counsel, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Adam S. Tracy
        Via E-mail